As filed with the Securities and Exchange Commission on June 16, 2025

Registration No. 333-282263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-8
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Moolec Science SA
(Exact name of registrant as specified in its charter)

The Cayman Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

89 Nexus Way, Camana Bay,

Grand Cayman KY1-9009

Cayman Islands
(Address of principal executive offices) (Zip code)

2024 Incentive Plan
(Full title of the plan)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200
(Name and address of agent for service) (Telephone number, including area code, of agent for service)

Copies to:

Matthew S. Poulter, Esq. Emilio Minvielle, Esq. Andrew Gaines, Esq. Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 Phone: (212) 903-9000 Fax: (212) 903-9100

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Explanatory Note

This Post-Effective Amendment No.1 is being filed pursuant to Rule 414(d) of the Securities Act of 1933, as amended (the “Securities Act”), by Moolec Science SA, a Cayman Islands exempted company limited by shares pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands, or “Moolec Science (Cayman Islands),” as the successor issuer to Moolec Science SA, a public limited liability company (societé anonyme) governed by the laws of the Grand Duchy of Luxembourg, or “Moolec Science (Luxembourg).”

On May 22, 2025 (the “Effective Date”), Moolec Science SA changed its jurisdiction by Moolec Science (Luxembourg) discontinuing from the Grand Duchy of Luxembourg and transferring by way of continuation to the Cayman Islands as Moolec Science (Cayman Islands) pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands (the “Redomiciliation”). On the Effective Date, all of the shares of Moolec Science (Luxembourg), par value $0.10 per share (the “Ordinary Shares”) by operation of law became shares of Moolec Science (Cayman Islands), par value $0.10 per share (the “Shares”).

On May 14, 2025, Moolec Science (Luxembourg) implemented a reverse stock split of its Ordinary Shares (the “Reverse Stock Split”) on the consolidation ratio of ten-to-one (the “Consolidation Ratio”), pursuant to which holders of Ordinary Shares received one Ordinary Share for every ten Ordinary Shares held.

After completion of the Reverse Stock Split, all references to our Ordinary Shares, share data, per share data and related information has been adjusted for the Consolidation Ratio to reflect the Reverse Stock Split. The Reverse Stock Split has consolidated each ten of our Ordinary Shares into one Ordinary Share, with a new par value of $0.10 per Ordinary Share. Upon completion of the Reverse Stock Split, no fractional Ordinary Shares were issued, and any fractional Ordinary Shares resulting from the Reverse Stock Split were rounded up to the nearest whole Ordinary Share. Except for the adjustments that resulted from the treatment of fractional shares, the Reverse Stock Split did not have any dilutive effect on our shareholders. As a result of the Reverse Stock Split, the number of our Ordinary Shares issuable pursuant to the 2024 Incentive Plan were also adjusted proportionately.

In accordance with Rule 414(d) under the Securities Act, Moolec Science (Cayman Islands), as the successor issuer to Moolec Science (Luxembourg), hereby expressly adopts the registration Statement on Form S-8 (File No. 333-282263), filed with the Securities and Exchange Commission on September 20, 2024 (the “Prior Registration Statement”), as amended (the “Registration Statement”), as its own registration statement for all purposes of the Securities Act and the Securities Exchange Act of 1934 (the “Exchange Act”). Pursuant to the Prior Registration Statement, Ordinary Shares of Moolec Science (Luxembourg) were registered for issuance under the 2024 Incentive Plan approved by the board of directors on December 20, 2022 (the “2024 Incentive Plan”).

On the Effective Date, any award agreement previously evidencing share options and restricted share units granted under the 2024 Incentive Plan (collectively, the “Incentive Securities”) prior to the Redomiciliation will thereafter continue to evidence and be deemed to evidence the same Incentive Securities and no new award agreements evidencing the Incentive Securities shall be required to be issued and they shall continue to be governed by the 2024 Incentive Plan.

In addition, the Bioceres Crop Solutions Corp.’s Secured Guaranteed Convertible Notes and Secured Guaranteed Notes (together, the “Secured Notes”), which amounted to $83.4 million as of December 31, 2024, were registered as non-current liabilities in the Statement of Financial Position, under item “Convertible Notes” in the Unaudited Interim Condensed Consolidated Financial Statements of Bioceres Group Plc as of December 31, 2024. The Secured Notes were further described in Note 7.13 to the Consolidated Financial Statements of Bioceres Group Plc as of June 30, 2024. The Secured Notes require Bioceres Crop Solution Corp. to maintain a maximum Consolidated Total Net Leverage Ratio of 3.75x and a minimum Interest Coverage Ratio of 2.00x, tested on a quarterly basis.

During the twelve-month period ended March 31, 2025, Bioceres Crop Solutions Corp. experienced a temporary setback due to challenges in the Argentine market—most notably, the deterioration in the agribusiness sector driven by declining commodity prices and weak yield forecasts. These external pressures significantly impacted per-hectare income for Argentine farmers, leading to reduced investment in key inputs such as fertilizers and crop protection products.

As of March 31, 2025, Bioceres Crop Solutions Corp. exceeded the Consolidated Total Net Leverage Ratio of 3.75x outlined in the Secured Notes. Accordingly, under the terms of the Secured Notes, the outstanding balance due is subject to an acceleration clause. The effect of acceleration is a reclassification of the $83.4 million balance from long term to short term debt.

Bioceres Crop Solutions Corp.’s management is actively pursuing several alternatives to address the underlying failure to maintain the Consolidated Total Net Leverage Ratio of 3.75x. In this regard, they have already made substantial progress in optimizing their working capital position and realigning their cost structure to reflect current market conditions and their operating cash flow, combined with existing cash, short-term investment and committed credit facilities as of to date, is sufficient to meet all current liabilities, including the obligations under the terms of the Secured Notes. The abovementioned situation does not have any impact on any of Bioceres Crop Solutions Corp.’s other debt agreements. This ensures Bioceres Crop Solutions Corp.’s full capacity to service short-term debt obligations without any adverse effect on their operations or financial stability.

In parallel, Bioceres Crop Solutions Corp.’s management is in discussions with potential lenders about the provision of long-term debt, the proceeds of which would be used to refinance the Secured Notes on terms that they currently expect to be more favorable to Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp.’s management is also considering the issuance of notes in the Argentine public markets, also on terms that they currently expect to be more favorable to Bioceres Crop Solutions Corp. than the terms of the Secured Notes.

For the purposes of this Registration Statement, references to the “Company,” “Moolec,” “we,” “our,” “us” and similar terms mean, as of any time prior to the Effective Date, Moolec Science (Luxembourg) and, after the Effective Date, Moolec Science (Cayman Islands). The information contained in this Post-Effective Amendment No.1 sets forth additional information to reflect the Redomiciliation and Reverse Stock Split. All documents filed by the Company under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the Reverse Stock Split will not reflect the terms of the Reverse Stock Split or change in our number of Shares as a result thereof. Further, all documents filed by the Company under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the Effective Date will not reflect the terms of the Redomiciliation or change in our jurisdiction that was effected as a result thereof.

In accordance with Item 512(a)(1)(iii) of Regulation S-K and Compliance and Disclosure Interpretation 126.43, this Post-Effective Amendment No. 1 is hereby filed to cover the issuance of the Moolec Science (Cayman Islands) Shares underlying the Incentive Securities pursuant to the 2024 Incentive Plan. No additional securities are being registered under this Post-Effective Amendment No. 1. All filing fees payable in connection with the registration of the shares registered by the Registration Statement were paid by the registrant at the time of the filing of the Registration Statement.

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

The information specified in Part I of Form S-8 is omitted from this Registration Statement in accordance with the provisions of Rule 428 under the Securities Act and the introductory note to Part I of Form S-8. The documents containing the information specified in Part I of Form S-8 will be delivered to the participant in the plans covered by this Registration Statement as specified by Rule 428(b)(1) under the Securities Act.

1

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

References in this Registration Statement to “the “Company,” “the Registrant,” “we,” “us,” “our,” or similar references mean, as of any time prior to the Effective Date, Moolec Science (Luxembourg) and, after the Effective Date, Moolec Science (Cayman Islands), unless otherwise stated or the context otherwise requires.

Item 3. Incorporation of Documents by Reference.

This registration statement incorporates important business and financial information about the Company that is not included in or delivered with the registration statement. The U.S. Securities and Exchange Commission (the “Commission”) allows us to “incorporate by reference” information filed with the Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this registration statement, and certain later information that we file with the Commission will automatically update and supersede this information.

This document incorporates by reference the following documents that have previously been filed with the Commission by us:

●	our annual report on Form 20-F for the year ended June 30, 2024 (File No. 001-41586), filed with the SEC on October 30, 2024 (the “Annual Report”);

●	the annual report on Form 20-F of Bioceres Crop Solutions Corp. (File No. 001-38836) for the year ended June 30, 2024 filed with the SEC on October 30, 2024;

●	the description of securities of the Company included in the registration statement on Form F-4 filed with the Commission on February 6, 2025 (File No. 333-284744); and

●	any future filings made with the Commission after the date of this registration statement, and any future reports on Form 6-K furnished to the Commission pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this registration statement that are identified in those forms as being incorporated by reference into this registration statement.

All other reports and documents subsequently filed (but not furnished) by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act on or after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents.

Any statement contained in this Registration Statement, in an amendment hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed amendment to this Registration Statement or in any document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Under no circumstances shall any information subsequently furnished on Form 6-K be deemed incorporated herein by reference unless such Form 6-K expressly provides to the contrary.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The memorandum and articles of association (that were adopted upon the Redomiciliation) currently in effect provide that the Company shall indemnify each existing or former director (including alternate director), secretary and other officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceeds, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of the Company's business or affairs or in the execution or discharge of the existing or former director’s (including alternate director's), secretary's or officer's duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified (i) against any liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, (ii) with respect to any matter as to which he or she shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company, or (iii) in the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by the Company’s board of directors. In addition, the Company intends to enter into indemnification agreements with each of its executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Cayman Islands law, subject to certain exceptions contained in those agreements.

The limitation of liability and indemnification provisions in the memorandum and articles of association and the indemnification obligations of the indemnification agreements may discourage shareholders from bringing a lawsuit against the Company’s officers or directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against the Company’s officers and directors, even though such an action, if successful, might otherwise benefit the Company and its shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit No.	Description
3.1*	Memorandum of Continuance of Moolec Science SA, dated as of May 22, 2025.
3.2*	Memorandum and Articles of Association of Moolec Science SA, dated as of May 29, 2025.
4.1**	2024 Incentive Plan.
5.1*	Legal Opinion of Ogier (Cayman) LLP, Cayman Islands with respect to the 2024 Plan.
23.1*	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Moolec Science SA’s consolidated financial statements.
23.2*	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Crop Solutions Corp.’s audited consolidated financial statements.
23.3*	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Group PLC’ consolidated financial statements.
23.4*	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included in the signature page to this Registration Statement).

Note:—

*	Filed herewith.
**	Previously filed.

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES OF MOOLEC SCIENCE SA

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Rosario, Argentina, on this 16th day of June, 2025.

MOOLEC SCIENCE SA

By:	/s/ José López Lecube
Name:	José López Lecube
Title:	Chief Financial Officer (Principal Executive, Financial and Accounting Officer)

POWER OF ATTORNEY

Each of the undersigned individuals hereby severally constitutes and appoints José López Lecube as the attorney-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments to this registration statement, and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, and each of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ José López Lecube	Chief Financial Officer, Director	June 16, 2025
José López Lecube	(Principal Executive, Financial and Accounting Officer)

/s/ Kyle P. Bransfield	Director	June 16, 2025
Kyle P. Bransfield

/s/ Natalia Zang	Director	June 16, 2025
Natalia Zang

/s/ Diego Nicolás Marcos	Director	June 16, 2025
Diego Nicolás Marcos

/s/ Oscar Alejandro León Bentancor	Director	June 16, 2025
Oscar Alejandro León Bentancor

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Moolec Science SA, has signed this registration statement on this 16th day of June, 2025.

COGENCY GLOBAL INC.

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.